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                                                                       EXHIBIT 1


                                  CONFIDENTIAL


June 28, 1998


             $1 MILLION PRIVATE PLACEMENT TERM SHEET CONSISTING OF:
                $504,040 IN SUBORDINATED CONVERTIBLE DEBENTURES;
                        $441,035 COMMON STOCK; AND UP TO
                   $54,925 IN POTENTIAL AFTER MARKET SUPPORT


ISSUER:           Venturian Corp. (the "Company")

PLACEMENT AGENT:  Quarterdeck Investment Partners, Inc. ("QIP")

PURCHASER:        Quarterdeck Equity Partners, Inc. or affiliated entities
                  ("QEP")

SECURITIES:       1) 63,005 shares of common stock at $7 per share (the
                     "Shares"); and

                  2) $504,040 in convertible debentures (the "Debentures")
                     convertible into shares of common stock (the "Conversion Shares").

                  The issuance of these securities will be made at closing (collectively the "Transaction").

                  The Company represents that its pre-issue, fully-diluted shares outstanding will be 1,134,076 such that the Shares and the Conversion Shares (as if converted on the Closing Date) will each equal 5% of the then outstanding shares of common stock after the Transaction (1,260,084 shares).

                  3) The Purchaser may, subject to market conditions, to
                     purchase in the open market, up to $54,925 in shares of common stock.

CLOSING: Such time as is mutually convenient and agreed upon by the Company and the Purchaser (the "Closing Date") upon satisfaction of customary conditions to the parties obligation to consummate the Transaction including, completion of the Purchaser's due diligence, the documentation of the Transaction and the approval of the Company's Board of Directors (Gary Rappaport agrees to vote for and support the Transaction). The desired Closing Date is projected to be no later than two weeks from the receipt of written approval by the Company of this term sheet.

COUPON: With respect to the Debentures, payable quarterly in cash on January 1st, April 1st, July 1st, and October 1st, at an annual rate of 11%. Any interest due on Debentures that are converted during a quarter shall be paid on the Conversion Date.
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CONVERSION TERMS:    The Debentures are convertible into shares of common stock at the request of the Purchaser no earlier than 120 days and no later than three (3) years from the Closing Date (the "Conversion Period"). In the event that any Debentures remain outstanding on the third (3rd) anniversary of the Closing Date, all remaining Debentures must be converted on such date.

CONVERSION PRICE:    The Debentures may be converted into common stock at a
                     price equal to $8 per share subject to adjustment ((i) for stock dividends, stock splits or similar events, and (ii) on a weighted average basis to prevent dilution in the event that the Issuer issues additional shares at purchase price less than $8 per share or the subsequent applicable conversion price).

CONVERSION DATE:     The conversion date ("Conversion Date") shall be the date
                     on which the Purchaser serves the Issuer with a notice of conversion via facsimile. The Purchaser will deliver to the Issuer an original notice of conversion and the original
                     Debentures to be converted within five business days from Conversion Date. The Issuer will then deliver to the Purchaser within three business days the Conversion Shares.

CONFLICT WAIVER:     Issuer acknowledges that QIP and QEP are affiliated
                     entities and waives any claim of any potential conflict of interest related to this Transaction.

STANDSTILL:          The Purchaser agrees not to increase its investment in the
                     Company over and above that provided in this term sheet, without the Company's written approval, for a period of two years from the date hereof.

FEES AND EXPENSES:   The agreement dated June 6, 1998 between QIP and the Issuer
                     (the "Agreement") will be modified so that the cash fee obligation of the Issuer to the Placement Agent will be an amount equal to 1.5% of the total dollars funded in this Transaction (instead of the 3% as provided for in the Agreement), plus the reimbursement of QIP's and QEP's out-of-pocket expenses associated with processing and closing the Transaction.

BOARD OF DIRECTORS:  Upon the Purchaser's request, the Company agrees to nominate Jon B. Kutler (Chairman of QEP) to the Board of Directors of the Company and the Company, Gary Rapapport and affiliated entities agree to support such election, for as long as QEP holds 75% of the Shares, Debentures or Conversion Shares.
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ANNOUNCEMENT:     QEP and the Company will jointly make a public announcement upon execution of this term sheet.

DOCUMENTS:        Definitive documentation for the Transaction shall contain customary representation, warranties and conversion shall be mutually acceptable to the parties.



Accepted and Agreed to                         Accepted and Agreed to




[SIG]                                          [SIG]
-------------------------------                -------------------------------
Gary Rappaport                                 Jon B. Kutler
Chief Executive Officer                        Chairman
Venturian Corp.                                Quarterdeck Equity Partners, Inc.
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Hopkins, MN
Los Angeles, CA
June 29, 1998

                      VENTURIAN TO PARTICIPATE IN INDUSTRY
                                 CONSOLIDATION:
                           RETAINS INVESTMENT BANKER
               AEROSPACE/DEFENSE FUND TO PURCHASE 10% OF COMPANY

Hopkins, MN, June 29, 1998 - Venturian Corporation (NASDAQ: VENT) today announced a major strategic initiative to position the Company to become proactive in the consolidation of the supplier base of the global defense industry.

Venturian has retained Quarterdeck Investment Partners, Inc. (QIP) as its financial advisor to work with the Company in the review and implementation of its strategic alternatives to maximize shareholder value in light of this ongoing consolidation. Based in Washington, DC and Los Angeles, California, Quarterdeck is the leading investment bank focusing exclusively in the global aerospace and defense markets. In making the announcement, Gary B. Rappaport, Chief Executive Officer said, "Quarterdeck's depth of industry knowledge and relationships make it uniquely qualified to assist Venturian."

In recognition of the confidence that Quarterdeck Investment Partners, Inc. possesses in Venturian's ability to execute a value enhancement strategy, Quarterdeck's buyout affiliate, Quarterdeck Equity Partners, Inc. (QEP) has entered into a letter of intent to purchase from the Company 63,005 shares of Venturian at $7 per share. It will also purchase $504,040 of an 11% convertible debenture, convertible into Venturian stock at $8 per share. Upon conversion of the debentures, QEP would own 10% of the Company's outstanding stock and be Venturian's second largest shareholder behind Gary Rappaport. "The defense industry supplier base is undergoing a rapid period of consolidation," said Jon
B. Kutler, QEP's Chairman. "There are numerous examples of companies that have created a great deal of shareholder value through the consolidation of the prime contractor base. We strongly believe that the Venturian team is well positioned to yield similar returns through the rationalization of the defense subcontractor base and we look forward to providing the capital required to back them in that plan."

QEP's investment is subject to the approval of the Board of Directors of Venturian, and the execution of definitive documentation.

Venturian Corporation, through its wholly owned subsidiary, Napco International Inc., manufactures and supplies a wide variety of defense-related products to governments and commercial customers around the world. Venturian also owns 45% of ATIO Corporation USA, Inc., provider of customer contact automation software under the trade name CyberCall(R).

                                      -30-

Contacts:

Gary B. Rappaport                       Jon B. Kutler
Chief Executive Officer                 Chairman
Venturian Corp.                         Quarterdeck Equity Partners, Inc.
Phone: (612) 931-2420                   Phone: (310) 788-5573